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VIA EDGAR

August 29, 2019

Mr. John Ganley

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the additional comments with respect to Registrant’s responses filed by correspondence on EDGAR on August 23, 2019 (the “Letter”) to Post-Effective Amendment No. 103 to the Registrant’s registration statement on Form N-1A (“PEA 103”) on behalf of the Wasatch Global Select Fund and Wasatch International Select Fund (each, a “Fund” and collectively, the “Funds”) filed on EDGAR on June 10, 2019 that were provided to me by telephone on Wednesday, August 28, 2019 by the Securities and Exchange Commission (the “SEC”).

Summary Section of Prospectus – Wasatch Global Select Fund – Principal Strategies

SEC Comment: The Registrant revised its disclosure to state that: “Under normal market conditions, the Fund will allocate its assets among at least three countries (one of which may be the United States).” Please note that investing in a minimum of three different countries including the United States would not meet the “global” standard of investing its assets in investments that are tied economically to a number of different countries throughout the world. Please further revise disclosure in order to meet the “global” standard.

Response:     The Registrant will further revise the Fund’s principal investment strategy disclosure as follows:

Under normal market conditions, the Fund will allocate its assets among ~~at least three~~ multiple countries (one of which may be the United States).

The first paragraph will read as follows with this proposed change:

Under normal market conditions, we will invest the Fund’s assets primarily in the equity securities, typically common stock, issued by foreign and domestic companies. The Fund may invest a significant portion of its net assets in companies tied economically to foreign countries, which may include countries in developed, emerging or frontier markets. Under normal market conditions, we expect at least 40% of the Fund’s net assets (or 30% if market conditions are deemed not favorable by the Fund’s management) to be invested in non-U.S. securities. Under normal market conditions, the Fund will allocate its assets among multiple countries (one of which may be the United States). We generally consider a non-U.S. security to be a security issued by a company tied economically to one or more foreign countries. We generally consider a company to be tied economically to one or more foreign countries when it is listed on a foreign exchange, or regardless of where it is listed, it is legally domiciled in a foreign country, has at least 50% of its assets in a foreign country, or it derives at least 50% of its revenues or profits from goods produced or sold, investment made or services provided in one or more foreign countries. The Fund’s investments may be diversified across multiple countries or geographic regions or may be focused on a select geographic region or market.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:     R. Biles

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